Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, and for the nine months ended September 30, 2017. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings are the sum of (i) loss from continuing operations before losses from equity affiliates, and (ii) fixed charges, less (i) interest capitalized. Fixed charges are the sum of (i) interest expensed and capitalized, (ii) amortization of capitalized expenses related to indebtedness, and (iii) estimate of interest within rental expense.

	Year Ended December 31,					Nine Months Ended September 30,
	2016	2015	2014	2013	2012	2017
Loss from continuing operations before income taxes*	$(62,731)	$(59,539)	$(38,560)	$(43,119)	$(15,675)	$(45,138)
Plus: Fixed charges	2,502	1,777	686	429	670	2,155
Less: Interest capitalized	34	55	85	123	624	23

Earnings, as adjusted	$(60,263)	$(57,817)	$(37,959)	$(42,813)	$(15,629)	$(43,006)

Fixed charges	2,502	1,777	686	429	670	2,155

Total fixed charges	$2,502	$1,777	$686	$429	$670	$2,155

Ratio of earnings to fixed charges	—	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	(57,761)	(56,040)	(37,273)	(42,384)	(14,959)	(40,851)

Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(57,761)	$(56,040)	$(37,273)	$(42,384)	$(14,959)	$(40,851)

*	Excluding losses from non-controlling interest and income/loss from equity investees.